UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 9, 2024

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In the Matter of

MNG Havayollari ve Tasimacilik A.S.
Headquarter
WOW Convention Center DTM
Yeilköy/Bakrköy
Istanbul/Turkey 34149

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-271206

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MNG Havayollari ve Tasimacilik A.S. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

MNG Havayollari ve Tasimacilik A.S. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on May 9, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief